April 23, 2025

Greg Weitzel
Chief Financial Officer
Mativ Holdings, Inc.
100 Kimball Pl
Suite 600
Alpharetta, GA 30009

        Re: Mativ Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            File No. 001-13948
Dear Greg Weitzel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing